                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              FOUR MEDIA COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                           (CUSIP Number) 350872107
--------------------------------------------------------------------------------

                                Larry A. Kimmel
                              Robert Fleming, Inc.
                          320 Park Avenue, 11th Floor
                               New York, NY 10022
                               (212) 508-3610
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 18, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 15 Pages)

                                                            (Page 2 of 15 Pages)

                                 SCHEDULE 13D

CUSIP NO. 350872107

1    NAME OF REPORTING PERSON

     FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) [X]
                                                                        (B) [_]
- ------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS    (SEE INSTRUCTIONS)
          WC
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
  NUMBER OF
   SHARES                    1,939,200 shares of Common Stock
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             8    SHARED VOTING POWER
    EACH
  REPORTING                  310,800 shares of Common Stock
   PERSON               --------------------------------------------------------
    WITH                9    SOLE DISPOSITIVE POWER

                             1,939,200 shares of Common Stock
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             310,800 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,250,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN

--------------------------------------------------------------------------------

                                                            (Page 3 of 15 Pages)

                                 SCHEDULE 13D

CUSIP NO. 350872107

1     NAME OF REPORTING PERSON

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
  NUMBER OF
   SHARES                310,800 shares of Common Stock
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
   EACH
 REPORTING               1,939,200 shares of Common Stock
   PERSON            -----------------------------------------------------------
    WITH             9   SOLE DISPOSITIVE POWER

                         310,800 shares of Common Stock
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         1,939,200 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,250,000 Shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)         [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN

--------------------------------------------------------------------------------

                                                            (Page 4 of 15 Pages)

                                 SCHEDULE 13D

CUSIP NO. 350872107

1    NAME OF REPORTING PERSON

     FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)
               AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF
    SHARES                   0 shares of Common Stock
 BENEFICIALLY             ------------------------------------------------------
   OWNED BY               8  SHARED VOTING POWER
    EACH
   REPORTING                 2,417,900 shares of Common Stock
    PERSON                ------------------------------------------------------
    WITH                  9  SOLE DISPOSITIVE POWER

                             0 shares of Common Stock
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                             2,417,900 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,417,900 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN

--------------------------------------------------------------------------------

                                                            (Page 5 of 15 Pages)

                                 SCHEDULE 13D

CUSIP NO. 350872107

1    NAME OF REPORTING PERSON

     FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)           [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
  NUMBER OF
    SHARES                       2,417,900 shares of Common Stock
 BENEFICIALLY               ----------------------------------------------------
   OWNED BY                 8    SHARED VOTING POWER
     EACH
  REPORTING                      2,417,900 shares of Common Stock
    PERSON                  ----------------------------------------------------
     WITH                   9    SOLE DISPOSITIVE POWER

                                 2,417,900 shares of Common Stock
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 2,417,900 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,417,900 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------

                                                            (Page 6 of 15 Pages)

                                 SCHEDULE 13D

CUSIP NO. 350872107

1    NAME OF REPORTING PERSON

     ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A)[_]
                                                                        (B)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)
        AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)       [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
  NUMBER OF
   SHARES                   0 shares of Common Stock
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             8   SHARED VOTING POWER
   EACH
 REPORTING                  0 shares of Common Stock
  PERSON                --------------------------------------------------------
   WITH                 9   SOLE DISPOSITIVE POWER

                            0 shares of Common Stock
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,417,900 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IA, CO

--------------------------------------------------------------------------------

                                                            (Page 7 of 15 Pages)

                             SCHEDULE 13D

CUSIP NO. 350872107

1    NAME OF REPORTING PERSON

     ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)
        AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                            [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED KINGDOM

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
  NUMBER OF
    SHARES                  0 shares of Common Stock
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             8   SHARED VOTING POWER
     EACH
   REPORTING                0 shares of Common Stock
    PERSON              --------------------------------------------------------
     WITH               9   SOLE DISPOSITIVE POWER

                            0 shares of Common Stock
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,417,900 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)        [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC, CO

--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This statement relates to Common Stock, $0.01 par value per share ("Common Stock"), of Four Media Company, a Delaware corporation ("Issuer"). The address of the Issuer's principal executive offices is 2813 West Alameda Avenue, Burbank, CA 91505.

Item 2.   Identity and Background.

          This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the indirect parent of RFI (sometimes collectively referred to as the "Reporting Persons").

          The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

          The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

          During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 5, 1998, the US Fund entered into the Preferred Stock Purchase Agreement, dated as of February 5, 1998, between the Issuer and the US Fund (attached hereto as Exhibit 4 and incorporated herein by reference), to purchase 129,280 shares of Series A Convertible Preferred Stock, $0.01 par value per share ("Preferred Stock"), of the Issuer for a total purchase price of $12,928,000. The Preferred Stock, which was acquired by the US Fund at the closing on February 27, 1998, was convertible into 1,292,800 shares of Common Stock. The US Fund purchased the Preferred Stock with its working capital. On January 18, 1999, the US Fund agreed to convert all of its shares of Preferred



                                    8 of 15

          Stock into 1,939,200 shares of Common Stock, subject to certain closing conditions beyond the control of the Reporting Persons, pursuant to a Preferred Stock Conversion and Stockholders Agreement, dated as of January 18, 1999, among the Issuer, the Funds and the Purchasers (as defined in Item 4 of this Schedule) (the "Conversion Agreement") (attached hereto as Exhibit 9 and incorporated herein by reference). No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

          On February 5, 1998, the Offshore Fund entered into the Preferred Stock Purchase Agreement, dated as of February 5, 1998, between the Issuer and the Offshore Fund, to purchase 20,720 shares of Preferred Stock for a total purchase price of $2,072,000. The Preferred Stock, which was acquired by the Offshore Fund at closing on February 27, 1998, was convertible into 207,200 shares of Common Stock. The Offshore Fund purchased the Preferred Stock with its working capital. On January 18, 1999, the Offshore Fund agreed to convert all of its shares of Preferred Stock into 310,800 shares of Common Stock, subject to certain closing conditions beyond the control of the Reporting Persons, pursuant to the Conversion Agreement. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.   Purpose of Transaction.

          (a) The Funds acquired the Preferred Stock, and will acquire the Common Stock upon closing of the proposed Transaction (as defined below), for investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

          Upon the closing of a transaction (the "Transaction") proposed pursuant to a Securities Purchase Agreement, dated as of January 18, 1999 (the "Securities Purchase Agreement"), among the Issuer and Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (WPEP together with these "Netherlands Entities", collectively, the "Purchasers"), the Funds, the holders of all outstanding shares of the Issuer's Preferred Stock (the "Preferred Stockholders"), will convert all of their preferred shares into 2,250,000 shares of Common Stock pursuant to the Conversion Agreement. In addition, upon the closing, the Issuer will grant the Preferred Stockholders customary demand and piggyback registration rights with respect to the shares of Common Stock of which they acquired beneficial ownership in the Transaction.

          Upon the closing of the Transaction, all rights of the Funds under the Preferred Stock Purchase Agreements described in Item 3 and all agreements executed in connection therewith, including the Stockholders' Agreement described in Item 6, will terminate.

          The Preferred Stockholders have also entered into a voting agreement with the Purchasers, dated as of January 18, 1999 (the "Preferred Voting Agreement"). Under the terms of the Preferred Voting Agreement,

                                    9 of 15
          the Preferred Stockholders have agreed to support the Transaction and to vote against any competing transactions that may arise prior to termination of the Securities Purchase Agreement.

          The foregoing descriptions are qualified in their entirety by reference to the Conversion Agreement (and the exhibits thereto), the Preferred Voting Agreement and the Securities Purchase Agreement (and the exhibits thereto), which were filed as exhibits to the Issuer's Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on January 20, 1999.

          Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

          (b) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

          (c) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

          (d) Pursuant to the Securities Purchase Agreement, upon consummation of the Transaction, the Purchasers will have the right, so long as they beneficially own at least 35% of the then outstanding shares of the Common Stock, to cause the Issuer to nominate and use its best efforts to elect individuals designated by the Purchasers to comprise a majority of the members of the Issuer's Board of Directors. Furthermore, for so long as the Purchasers beneficially own at least 10% and less than 35% of the then outstanding shares of the Common Stock, the Issuer will continue to be obligated to nominate and use its best efforts to elect individuals designated by the Purchasers as members of the Issuer's Board of Directors, on a decreasing basis in proportion to such ownership. Pursuant to the Issuer's Certificate of Designations, the Preferred Stockholders have the right, so long as they beneficially own at least 75,000 shares of Preferred Stock, to elect one director to the Issuer's Board of Directors. Upon consummation of the Transaction and pursuant to the Conversion Agreement, the Funds have the right, so long as they beneficially own at least 1,125,000 shares of Common Stock, to nominate one individual reasonably acceptable to the Issuer to stand for election to the Issuer's Board of Directors. The Issuer has agreed to use its reasonable best efforts to secure the election of such nominees to the Board of Directors. In addition, pursuant to the Preferred Voting Agreement, the Purchasers and the Funds have agreed to vote their respective shares of Common Stock for their respective nominees.

               Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other

                                    10 of 15
          changes in the board of directors or management of the Issuer, or which relate to or would result in: (e) any material change in the present capitalization or divided policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) On February 27, 1998, the US Fund purchased 129,280 shares of Preferred Stock ("US Fund Preferred Stock"). The US Fund Preferred Stock is convertible into 1,292,800 shares of Common Stock. Pursuant to the Conversion Agreement and upon consummation of the Transaction, the US Fund Preferred Stock will be converted into 1,939,200 shares of Common Stock ("US Fund Conversion Shares").

          On February 27, 1998, the Offshore Fund purchased 20,720 shares of Preferred Stock ("Offshore Fund Preferred Stock"). The Offshore Fund Preferred Stock is convertible into 207,200 shares of Common Stock. Pursuant to the Conversion Agreement and upon consummation of the Transaction, the Offshore Fund Preferred Stock will be converted into 310,800 shares of Common Stock ("Offshore Fund Conversion Shares").

          Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund and Offshore Fund Conversion Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund and Offshore Fund Conversion Shares. RFH is the indirect 80% owner of RFI. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund and Offshore Fund Conversion Shares.

          In addition, Fleming Partners, Discovery, RFI and RFH may be deemed to beneficially own 45,500 shares of Common Stock owned by Fleming US Discovery Investment Trust and 122,400 shares of Common Stock owned by Fleming US Discovery Fund, all of which shares were purchased on the open market.

          Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

                                    11 of 15

          As of January 18, 1999, each of the Funds may be deemed to have owned beneficially 17.8% of Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 10,363,256 shares of Common Stock reported outstanding by the Issuer in their Quarterly Report on Form 10-Q for the quarterly period ended November 1, 1998, and (ii) the number of shares of Common Stock (2,250,000) issuable upon conversion of the US Fund Preferred Stock and Offshore Fund Preferred Stock.

          The percentage is calculated by dividing 2,250,000 by 12,613,256, which is the sum of 2,250,000 and 10,363,256.

          As of January 18, 1999, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have beneficially owned 19.2% of Common Stock, on an aggregated basis, which percentage is calculated by dividing 2,417,900 by 12,613,256.

          (b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

          (c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

          (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Funds acquired their respective shares of Preferred Stock pursuant to the Preferred Stock Purchase Agreements, dated as of February 5, 1998, and executed by the Funds and the Issuer.

          A Stockholders' Agreement, dated as of February 27, 1998 (attached hereto as Exhibit 6 and incorporated herein by reference), was entered into by the Issuer, Robert T. Walston, John H. Donlon, Gavin W. Schutz, Robert Bailey and each of the Funds. The Stockholders' Agreement provides that in the event Robert T. Walston ("Walston") proposes to transfer Walston shares ("Transferor Shares") to any Person ("Buyer"), as a condition to such Transfer, Walston shall cause the Buyer to offer to purchase from each Fund up to that number of Investor Shares representing the same percentage of all Investor Shares owned by it as the Transferor Shares are of all Walston shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement. In addition, under the Stockholders' Agreement, the Preferred Stockholders have the option of participating, on a pro rata basis, subject to certain exceptions, in future issuances by the Issuer of privately placed preferred and/or Common Stock. Upon the closing of the Transaction, all rights of the Funds under this Stockholders' Agreement will terminate. Pursuant to the Conversion Agreement, so long as the Funds own at least 1,125,000

                                    12 of 15
          shares of Common Stock, the Funds have "tag-along" rights with respect to Walston shares and shares held by the Purchasers similar to the "tag-along" rights provided by the Stockholders' Agreement. These rights are more fully set forth in the Conversion Agreement.

          Pursuant to the Certificate of Designations, the Preferred Stockholders currently are entitled to one vote per share of Common Stock into which each share of Preferred Stock is convertible. The Preferred Stockholders are entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the Common Stock, when and as declared by the Board of Directors.

          Pursuant to the Preferred Voting Agreement and the Conversion Agreement, the Funds agreed to transfer restrictions on the shares of Preferred Stock.

          In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 (attached hereto as Exhibits 3 and 2, and incorporated herein by reference), the Funds and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the Funds in proportion to the relative amounts of capital committed to each Fund and (ii) the Funds would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments.

          The foregoing descriptions are qualified in their entirety by reference to the Preferred Stock Purchase Agreement, the Stockholders' Agreement, the Conversion Agreement, the Certificate of Designations and the Preferred Voting Agreement.

          Except as set forth in this Item 6 and Items 3,4 and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

                                    13 of 15

Item 7.  Material to be Filed as Exhibits:

         Exhibit 1  - Joint Filing Agreement.

         Exhibit 2  - Limited Partnership Agreement of Fleming Discovery
                      Offshore Fund III, L.P. (incorporated by reference to
                      Exhibit 3 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

         Exhibit 3  - Limited Partnership Agreement of Fleming US Discovery Fund
                      III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

         Exhibit 4  - Preferred Stock Purchase Agreement, dated as of February
                      5, 1998 between Four Media Company and Fleming US Discovery Fund III, L.P.(incorporated by reference to
                      Exhibit 4.2 to Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 1, 1998).

         Exhibit 5  - Certificate of Designations of Series A Convertible
                      Preferred Stock Four Media Company filed with the Secretary of State of Delaware on February 26, 1998 (incorporated by reference to Exhibit 3 to Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 1, 1998).

         Exhibit 6  - Stockholders' Agreement, dated as of February 27, 1998
                      (incorporated by reference to Exhibit 4.3 to Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 1, 1998).

         Exhibit 7  - Registration Rights Agreement, dated as of February 27,
                      1998 (incorporated by reference to Exhibit 4.4 to Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 1, 1998).

         Exhibit 8  - Securities Purchase Agreement, dated as of January 18,
                      1999 (incorporated by reference to the same document included as Exhibit 99.2 to Form 8-K filed by the Issuer on January 20, 1999, under SEC File No. 0-21943 (the "Company Form 8-K").

         Exhibit 9  - Preferred Stock Conversion Agreement and Stockholders
                      Agreement, dated as of January 18, 1999 (incorporated by reference to the same document included as Exhibit 99.5 to the Company Form 8-K).

         Exhibit 10 - Voting Agreement, dated as of January 18, 1999
                      (incorporated by reference to the same document included as Exhibit 99.6 to the Company Form 8-K).

         Exhibit 11 - Press Release issued by the Issuer on January 19, 1999
                      (incorporated by reference to the same document included as Exhibit 99.1 to the Company Form 8-K).

                                    14 of 15

         Appendix 1 - Address, Organization and Principal Business of Each
                      Reporting Person Required by Item 2

         Appendix 2 - Information About Each Reporting Person Required by Item 2



                REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

                                    15 of 15

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*


January 27, 1999      Fleming US Discovery Fund III, L.P.
                         By:  Fleming US Discovery Partners, L.P.,
                                its general partner
                                   By:  Fleming US Discovery, LLC, its
                                          general partner

                                       By:  /s/ Christopher M.V. Jones
                                            --------------------------
                                            Christopher M.V. Jones, member


                      Fleming US Discovery Offshore Fund III, L.P.
                         By:  Fleming US Discovery Partners, L.P., its
                                general partner
                                   By:  Fleming US Discovery, LLC, its
                                           general partner

                                       By:  /s/ Christopher M.V. Jones
                                            --------------------------
                                            Christopher M.V. Jones, member


                      Fleming US Discovery Partners, L.P.
                         By:  Fleming US Discovery, LLC, its
                                general partner

                                       By:  /s/ Christopher M.V. Jones
                                            --------------------------
                                            Christopher M.V. Jones, member


                      Fleming US Discovery, LLC

                         By:  /s/ Christopher M.V. Jones
                              ----------------------------
                              Christopher M.V. Jones, member


                      Robert Fleming, Inc.

                         By: /s/ Christopher M.V. Jones
                             ------------------------------
                             Christopher M.V. Jones, Director


                      Robert Fleming Holdings, Ltd.

                         By: /s/ Arthur A. Levy
                             -----------------------------
                             Arthur A. Levy, Director

                                                          Appendix 1


              ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH
    REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5




REPORTING PERSON                           PRINCIPAL BUSINESS
                                           AND OFFICE ADDRESS          PLACE OF ORGANIZATION            PRINCIPAL BUSINESS

Fleming US Discovery Fund III, L.P.    320 Park Avenue, 11th Floor  Delaware limited partnership  to invest in securities with a
("US Fund")                            New York, NY 10022                                         view to long-term capital
                                                                                                  appreciation


Fleming US Discovery Offshore          c/o Bank of Bermuda, Ltd,.   Bermuda limited partnership   to invest in securities with a
Fund III, L.P.                         6 Front St                                                 view to long-term capital
("Offshore Fund," with US Fund,        Hamilton HM 11 Bermuda                                     appreciation
 the "Funds")


Fleming US Discovery Partners, L.P.    320 Park Avenue, 11th Floor  Delaware limited partnership  to act as the general partner
("Fleming Partners")                   New York, NY  10022                                        of the Funds


Fleming US Discovery, LLC              320 Park Avenue, 11th Floor  Delaware limited liability    to act as the sole general
                                       New York, NY 10022           company                       partner of Fleming Partners


Robert Fleming, Inc.                   320 Park Avenue, 11th Floor  Delaware corporation          a registered investment
                                       New York, NY 10022                                         adviser and broker-dealer


Robert Fleming Holdings, Ltd.          25 Copthall Avenue           United Kingdom company        to provide international
                                       London EC2B 7PQ, England                                   investment banking, asset
                                                                                                  management and securities
                                                                                                  brokerage services to its
                                                                                                  clients

OTHER
-----

Fleming US Discovery                    25 Copthall Avenue
 Investment Trust                       London EC2B 7PQ, England

Fleming US Discovery                    320 Park Avenue, 11th Floor
 Fund                                   New York, NY 10022

                                                          Appendix 2

                   INFORMATION ABOUT REPORTING PERSONS
                          REQUIRED BY ITEM 2


            MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS
        Robert Fleming, Inc.
        Robert L. Burr
        Christopher M.V. Jones
        Eytan M. Shapiro*
        Timothy R.V. Parton*

EXECUTIVE COMMITTEE

         Arthur A. Levy
         Iain O.S. Saunders
         Jonathan K.L. Simon
         Robert L. Burr
         Christopher M.V. Jones

INVESTMENT COMMITTEE

         Robert L. Burr
         Christopher M.V. Jones
         Eytan M. Shapiro
         Timothy R.V. Parton

* Eytan M. Shapiro, Christopher M.V. Jones and Timothy R.V. Parton are United Kingdom citizens. Robert L. Burr is a United States citizen. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming, Inc."

           EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING, INC.

Name:                      Lord Robin Renwick
Citizenship:               United Kingdom
Business Address:          Robert Fleming & Co.
                           25 Copthall Avenue
                           London EC2R-7DR, England
Title:                     Chairman of the Board


Name:                      Arthur A. Levy
Citizenship:               United States
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     President, Vice Chairman and Director


Name:                      Christopher M.V. Jones
Citizenship:               United Kingdom
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director


Name:                      Larry A. Kimmel
Citizenship:               United States
Business Address:          Robert Fleming,Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Vice President and Director of Compliance



Name:                      Iain O.S. Saunders
Citizenship:               United Kingdom
Business Address:          Robert Fleming & Co.
                           25 Copthall Avenue
                           London EC2R-7DR, England
Title:                     Director

Name:                      Jonathan K.L. Simon
Citizenship:               United Kingdom
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director


Name:                      Andrea M. Whitmore
Citizenship:               United Kingdom
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Chief Financial Officer and Vice President


Name:                      Mark Mattheys
Nationality:               United States
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director and Chief Operating
                            Officer

Name:                      Charlie Bridge
Nationality:               United States
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director

Name:                      Eduardo Canet
Nationality:               United States
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director

           OFFICERS AND DIRECTORS OF ROBERT FLEMING HOLDINGS, LTD.

BOARD OF DIRECTORS*                                CITIZENSHIP
-------------------                                -----------
John Manser CBE                                    United Kingdom
Chairman

William Garrett                                    United Kingdom
Group Chief Executive

Phillip Wichelow                                   United Kingdom

Iain O.S. Saunders                                 United Kingdom

John Emly                                          United Kingdom

Paul Bateman                                       United Kingdom

Tom Hughes-Hallett                                 United Kingdom

Michael Baines                                     United Kingdom

David Boardman                                     United Kingdom

Robin Fleming                                      United Kingdom

Ken Inglis                                         United Kingdom

Arthur A. Levy                                     United States

Bernard Taylor                                     United Kingdom

Sir Robin Renwick KCMG                             United Kingdom

John Archibald                                     United Kingdom

Peter Barton                                       United Kingdom

Ian Hannam                                         United Kingdom

*With the exception of Arthur A. Levy, the business address for each of the above persons is 25 Copthall Avenue, London EC2R- 7DR, England. The titles below the first four names refer to officer titles.